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Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Basis of Presentation

        This Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") for GFL Environmental Inc. dated May 12, 2020 should be read in conjunction with our unaudited interim condensed consolidated financial statements for the three months ended March 31, 2020 ("Interim Financial Statements") and the audited annual consolidated financial statements ("Annual Financial Statements") and Management's Discussion and Analysis of Financial Condition and Results of Operations ("Annual MD&A") included in our prospectus dated March 2, 2020 ("IPO Prospectus") relating to our initial public offering of subordinate voting shares. Information contained within the Annual MD&A is not discussed in this MD&A if it remains substantially unchanged.

        GFL Environmental Inc. ("GFL", the "Company", "we", "us" and"our") was formed on March 5, 2020 under the laws of the Province of Ontario as a result of the amalgamation of GFL Environmental Inc. and its parent company GFL Environmental Holdings Inc. ("Holdings"). The amalgamation was accounted for as a transaction between entities under common control and the net assets are recorded at historical cost retrospectively. Upon amalgamation, GFL became the financial reporting entity.

        This MD&A contains forward-looking information, which is based on management's reasonable assumptions and beliefs in light of the information currently available to us and is made as of the date of this MD&A. However, we do not undertake to update any such forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. Actual results and the timing of events may differ materially from those anticipated in the forward-looking information as a result of various factors, including those described in sections 7 and 11 and elsewhere in this MD&A as well as the IPO Prospectus and the Annual MD&A.

        Our Interim Financial Statements and our Annual Financial Statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"). This MD&A is presented in millions of Canadian dollars unless otherwise indicated.

Measures and key performance indicators

        To evaluate our performance, we monitor a number of key indicators. As appropriate, we supplement our results of operations determined in accordance with IFRS with certain non-IFRS financial measurements that we believe are useful to management, investors, lenders and others in assessing our performance. These non-IFRS measurements should not be considered in isolation or as a substitute for reported IFRS results because they may include or exclude certain items as compared to similar IFRS-based measurements, and such measurements may not be comparable to similarly-titled measurements reported by other companies. Rather, these measurements should be considered as an additional way of viewing aspects of our operations that provide a more complete understanding of our business. Refer to our Annual MD&A for a list of our IFRS key performance indicators and to section 10 of this MD&A for a list of the defined non-IFRS performance indicators.

Impact of and response to COVID-19

        The spread of the novel coronavirus ("COVID-19") has created a global health crisis that has resulted in widespread disruption to economic activity in the United States and Canada. The U.S. and Canadian

governments as well as numerous state, provincial and local governments have implemented certain measures to attempt to slow and limit the spread of COVID-19, including shelter-in-place and physical distancing orders.

        We have been classified as an "Essential Critical Infrastructure Workforce" by the Government of Canada and the U.S. Department of Homeland Security and as an "Essential Service Provider" by Canadian provinces and the U.S. states in which we operate. As a result, we have continued to provide our essential services during these unprecedented and challenging times.

        Our financial results for the first quarter of 2020 were not significantly impacted by the reduction in commercial activity as a result of the various measures taken by the Canadian and U.S. governments in response to COVID-19. Our overall revenue is heavily weighted to our solid waste business, which is our most resilient business line and is also diversified across geographies and customers. The majority of the revenue we generate in our solid waste business is derived from secondary markets, with revenue derived from major metropolitan centres or primary markets representing the majority of our residential solid waste revenue. In the latter part of March, we began to experience lower volumes in our solid waste commercial and industrial collection businesses due to a decrease in service levels attributable to COVID-19, primarily in the major metropolitan centres that we serve. Due to the rapidly evolving and highly uncertain nature of the COVID-19 pandemic, we are unable to estimate the extent of its impact on our business at this time.

        In response to the spread of COVID-19 and resulting governmental measures, we have implemented business continuity initiatives focused on prioritizing the health and safety of our workforce. We have implemented physical distancing protocols, reinforced proper hygiene practices and increased communications to employees reinforcing these practices. As safety is one of our core values, we continue to support and protect the health and well-being of our workforce and customers through ongoing sanitization of equipment and facilities as well as providing personal protection equipment to employees to ensure our ability to continue to safely deliver our services to our communities and customers. We have a flexible cost structure which allows us to manage our operating expenses and capital expenditures. We have deferred certain non-essential capital expenditures originally planned for 2020 and reduced or eliminated certain discretionary costs such as travel and entertainment.

1.     Overview

        GFL is the fourth largest diversified environmental services company in North America, with operations throughout Canada and in 23 states in the United States. GFL had more than 13,000 employees as of March 31, 2020.

        Our diversified service offerings include non-hazardous solid waste management, infrastructure & soil remediation and liquid waste management services. These comprehensive service offerings across our business lines position us to be a "one-stop" provider of environmental services to our customers and differentiate us from those of our competitors that do not offer the same breadth of services as we do. Our business is well-diversified not only across business lines but also across geographies and customers. We serve our customers through a strategically-located network of facilities in many major metropolitan centres and secondary markets across Canada and primarily in secondary markets in the United States. The majority of the revenue we generate in our solid waste business is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential solid waste revenue. The revenue generated in our solid and liquid waste management operations is predictable and recurring in nature as a result of the stability of waste generation and the contractual nature of these lines of business.

        Through a combination of organic growth and acquisitions, we have built a leading platform with broad geographic reach and scalable capabilities. We intend to leverage this platform to pursue new business opportunities and generate network efficiencies by extending our geographic footprint and increasing regional density across our business lines.

        We are led by a team of highly experienced and entrepreneurial executives. Patrick Dovigi, our Founder, Chairman, President and Chief Executive Officer has led our operations since inception in 2007 and has instilled a results-oriented, entrepreneurial culture that emphasizes the importance of safety for our employees and customers.

        We expect to continue to grow our business by:

  •
  generating strong, stable organic growth by continuing to serve our existing customer base and by attracting new customers, realizing cross-selling opportunities, renewing or extending existing contracts and winning new contracts, and extending our geographical market reach;

  •
  executing strategic, accretive acquisitions; and

  •
  driving operating cost efficiencies across our platform.

        We believe that our diversified business model positions us well to continue to capitalize on the attractive growth opportunities in the stable, highly fragmented North American environmental services industry.

Initial Public Offering

        On March 5, 2020, GFL completed its initial public offering of 75,000,000 subordinate voting shares and a concurrent public offering of 15,500,000 tangible equity units ("TEUs") for total gross proceeds to us of $2,888.9 million (US$2,168.9 million) ("IPO"). Our subordinate voting shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "GFL" and the TEUs trade on the New York Stock Exchange under the symbol "GFLU".

        We used the net proceeds from the IPO to redeem our 2022 Notes and 2023 Notes and a portion of our 2026 Notes and 2027 Notes and to repay certain indebtedness outstanding under our Revolving Credit Facility and our Term Facility.

Summary of Factors Affecting Performance

        We believe that our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and challenges discussed elsewhere in this MD&A.

        Our ability to continue to grow our business and generate improvements in our financial performance depend on our ability to continue to expand our environmental services platform by leveraging our diversified business model to broaden our geographic reach and scalable capabilities. Our success in achieving this growth and improvements is dependent on our ability to execute on our three-pronged strategy of: (i) continuing to generate strong, stable organic revenue growth; (ii) successfully executing strategic, accretive acquisitions; and (iii) continuing to drive operating cost efficiencies across our platform.

Strong, Stable Organic Revenue Growth

        Our ability to generate strong, stable organic revenue growth across macroeconomic cycles depends on our ability to increase the breadth and depth of services that we provide to our existing customers, realize on cross-selling opportunities between our complementary service capabilities, win new contracts, and renewals or extensions of existing contracts and expand into new or adjacent markets. We believe that executing on this strategy will continue to drive our organic revenue growth and free cash flow generation.

        Our business is well-diversified across business lines, geographies and customers. We believe that our continued success depends on our ability to further enhance and leverage this diversification, a key component of which is our ability to offer our customers a comprehensive service offering across our three business lines backed by an extensive geography across Canada and in 23 states in the United States. The majority of the revenue we generate in our solid waste business is derived from secondary markets, with revenue derived from major metropolitan centres representing the majority of our residential solid waste revenue.

        We also believe we are well positioned to respond to changing customer needs and regulatory demands in order to maintain our success. This includes being able to respond to legal requirements and customer demands to divert waste away from landfill disposal by continuing to expand our ability to collect and process multiple streams of material.

        Our diversified business model also complements our acquisition strategy. Multiple business lines allow us to source acquisitions from a broader pool of potential targets. Maintaining a diversified model is therefore critical to capitalizing on accretive acquisition opportunities and helping to reduce execution and business risk inherent in single-market and single-service offering strategies.

Executing Strategic, Accretive Acquisitions

        Our ability to identify, execute and integrate accretive acquisitions is a key driver of our growth. Given the significant fragmentation that exists in the North American environmental services industry, our growth and success depend on our ability to realize on consolidation opportunities in all three of our business lines.

        Since 2007, we have completed over 125 acquisitions across each of our lines of business. We focus on selectively acquiring premier independent regional operators to create platforms in new markets, followed by tuck-in acquisitions to help increase density and scale. Integration of these acquisitions with our existing platform is a key factor to our success, along with continuing to be able to identify and act upon these attractive consolidation opportunities.

        In addition, successful execution of acquisitions opens new markets to us, provides us with new opportunities to realize cross-selling opportunities, and drives procurement and cost synergies across our operations.

Driving Operating Cost Efficiencies

        We provide our services through a strategically-located network of facilities in Canada and in the United States. In each of our geographic markets, our strong competitive position is supported by and depends on the significant capital investment required to replicate our network infrastructure and asset base, as well as by stringent permitting and regulatory compliance requirements. Our continued success also depends on our ability to leverage our scalable network to attract and retain customers across multiple service lines, realize operational efficiencies, and extract procurement and cost synergies.

        It is also key that we continue to leverage our scalable capabilities to drive operating margin expansion and realize cost synergies. This includes using the capacity of our existing facilities, technology processes and people to support future growth and provide economies of scale, as well as increasing route density and servicing new contract wins with our existing network of assets and fleet to enhance the profitability of each of our business lines.

        Our success also depends on our ability to continue to make strategic investments in our business, including substantial capital investments in our facilities, technology processes and administrative capabilities to support our future growth. Our ability to improve our operating margins and our selling, general and administrative expense margins by maintaining strong discipline in our cost structure and regularly reviewing our practices to manage expenses and increase efficiency will also impact our operating results.

2.     Financial Results

Analysis of results for the first quarter of 2020 compared to the first quarter of 2019

        The following table summarizes certain operating results and other financial data for the periods indicated, which have been derived from our Interim Financial Statements and related notes.

	The first quarter of
($ millions unless otherwise noted)	2020	2019	Change	%
Revenue	$931.3	$720.9	$210.4	29.2%
Expense
Cost of sales	852.3	653.5	198.8	30.4
Selling, general & administrative expenses	155.1	82.1	73.0	88.8
Interest and other finance costs	269.4	123.9	145.5	117.4
Other (income) / expense	20.2	(15.8)	36.0	(227.9)

Loss before income taxes	(365.7)	(122.8)	(242.9)	197.7
Income taxes recovery	(87.7)	(29.4)	(58.3)	198.4

Net loss	(277.9)	(93.4)	(184.5)	197.5

Loss per share, basic and diluted ($)	(0.77)	(0.64)	(0.13)	20.5
Adjusted EBIDTA	222.9	179.1	43.8	24.4
Total assets	13,702.7	11,168.0	2,534.7	22.7
Total long-term debt, including current portion	4,489.1	6,374.8	(1,885.7)	(29.6)
Total liabilities	7,569.7	8,103.9	(534.1)	(6.6)
Shareholders equity	$6,133.0	$3,064.1	$3,068.9	100.2%

Revenue

        The following table summarizes revenue by service line for the periods indicated.

	First quarter of
	2020		2019		Revenue Change
($ millions)	Revenue	%	Revenue	%	($)%
Residential	$238.8	25.6%	$182.1	25.3%	$56.7	31.2%
Commercial/Industrial	307.2	33.0	249.5	34.6	57.7	23.1

Collection	546.0	58.6	431.6	59.9	114.4	26.5
Landfill	62.8	6.7	56.5	7.8	6.3	11.2
Transfer	88.4	9.5	66.5	9.2	21.9	33.0
Material Recovery	46.3	5.0	15.6	2.2	30.7	196.3
Other	53.6	5.8	33.0	4.6	20.6	62.3

Solid Waste	797.1	85.6	603.2	83.7	193.9	32.1
Infrastructure and Soil Remediation	131.8	14.1	111.4	15.5	20.3	18.2
Liquid Waste	104.7	11.2	81.7	11.3	23.0	28.2
Intercompany Revenue	(102.3)	(11.0)	(75.5)	(10.5)	(26.8)	35.5

Revenue	$931.3	100%	$720.9	100.0%	$210.4	29.2%

        On a consolidated basis, revenue for the first quarter of 2020 increased by approximately $210.4 million to $931.3 million compared to the first quarter of 2019. The increase is primarily attributable to the impact of acquisitions and organic growth. Revenue from acquisitions completed since April 1, 2019 accounted for approximately $180.2 million of the increase, the majority of which was in our Solid Waste business. Highlights of the revenue increase attributable to organic growth include:

  •
  Approximately 4.9% pricing and surcharge increases and 2.6% residential volume growth in our solid waste business. Partially offsetting these increases were lower volumes in our commercial and industrial collection businesses resulting primarily from the reduction of commercial activity as a result of the various measures implemented by the Canadian and U.S. governments in an effort to limit the spread of COVID-19.

  •
  Infrastructure & soil remediation revenue increased 6.0% from organic price and volume growth as we continued to execute on our organic expansion strategy of this line of business. While certain infrastructure related activities were temporarily suspended in response to COVID-19, the substantial majority of our active projects were deemed essential and continued to progress.

  •
  Liquid waste revenues decreased organically by 7.4% due to a combination of lower emergency response activities as compared to the prior quarter, a sale of inventoried used motor oil acquired through an acquisition in late 2018 that did not recur in 2020, lower net selling prices for used motor oil attributable to declines in the indices on which our selling prices are based and towards the end of the quarter, a reduction in volumes in our core commercial and industrial collection and processing businesses resulting from the temporary suspension of certain customers operations in response to COVID-19.

Cost of Sales

	The first quarter of
($ millions)	2020	% of Revenue	2019	% of Revenue	Change	%
Transfer and disposal costs	$206.5	22.2%	$160.3	22.2%	$46.2	28.8%
Labour and benefits	233.2	25.0	177.2	24.6	56.0	31.6
Maintenance and repairs	81.8	8.8	62.3	8.6	19.5	31.3
Fuel	41.8	4.5	35.8	5.0	6.0	16.8
Mark-to-market loss on fuel hedge	1.2	0.1	—	—	1.2	—
Other cost of sales	64.2	6.9	43.6	6.0	20.6	47.3

Subtotal	628.7	67.5	479.1	66.5	149.6	31.2
Depreciation expense	116.8	12.5	86.7	12.0	30.1	34.8
Amortization of intangible assets	99.1	10.6	80.7	11.2	18.4	22.8
Acquisition rebranding and other integration costs	7.7	0.8	7.0	1.0	0.6	9.2

Cost of sales	$852.3	91.5%	$653.5	90.6%	$198.8	30.4%

        Cost of sales increased by $198.8 million to $852.3 million for the first quarter of 2020 compared to the first quarter of 2019. Acquisitions completed since April 1, 2019 were the primary driver of the increase in total costs and the change in the individual cost categories as a percentage of revenue as a result of the impact on business mix. Annual merit increases as well as higher headcount related to the organic growth of our business also increased cost of sales for the first quarter of 2020 compared to the first quarter of 2019. Fuel costs as a percentage of revenue decreased due to the change in business mix as well as a decline in fuel costs as compared to the same quarter in the prior year. Delays in the acquisition of planned equipment purchases to support the growth of the infrastructure and soil remediation business resulted in increased equipment rental costs as compared to the same quarter in the prior year. The equipment is sourced from European manufacturers and we believe the delays are attributable to COVID-19. The cost of additional safety equipment, hygiene products and cleaning services purchased in the current quarter in response to COVID-19 also contributed to the increase in cost of sales as compared to the same quarter in the prior year. The additional work day in the first quarter of 2020 as compared to the first quarter of 2019 also increased total cost of sales as well as cost of sales as a percentage of revenue. Cost of sales as a percentage of total revenue increased slightly from 90.6% in the first quarter of 2019 to 91.5% in the first quarter of 2020.

Selling, General and Administrative Expenses ("SG&A")

	The first quarter of
($ millions of dollars)	2020	2019	Change	%
Salaries and benefits	$53.2	$41.3	$11.9	28.9%
Share-based payments	15.7	3.6	12.1	333.2
Other	27.8	21.5	6.3	29.1

Subtotal	96.7	66.4	30.3	45.6
Depreciation expense	5.9	7.4	(1.5)	(20.8)
Transaction costs	11.2	8.3	2.9	34.9
IPO transaction costs	41.3	—	41.3	—

Selling, general & administrative expenses	$155.1	$82.1	$73.0	88.8%

        For the first quarter of 2020, SG&A increased $73.0 million to $155.1 million compared to $82.1 million for the first quarter of 2019. The increase was primarily attributable to the recognition of costs incurred in preparation of the IPO in the amount of $41.3 million, an increase in share-based payments primarily related to options issued in connection with the IPO, and to incremental salaries, benefits and other costs related to the number and size of businesses acquired since April 1, 2019. SG&A as a percentage of revenue was 16.6% for the first quarter of 2020 compared to 11.4% for the first quarter of 2019. Excluding the costs associated with the IPO, depreciation expense and transaction costs, SG&A as a percentage of revenue would have been 10.4% for the first quarter of 2020.

Interest and Other Finance Costs

	The first quarter of
($ millions unless otherwise noted)	2020	2019	Change	%
Interest	$112.2	$112.7	$(0.5)	(0.4)%
Loss on extinguishment of debt	133.2	—	133.2	—
Amortization of deferred financing costs	19.7	2.3	17.4	771.2
Accretion of landfill closure and post-closure obligations	1.6	1.4	0.2	16.1
Other financing costs	2.8	7.6	(4.8)	(63.0)

Interest and other finance costs	$269.4	$123.9	$145.5	117.5%

        Interest and other finance costs increased by $145.5 million for the first quarter of 2020 compared to the first quarter of 2019. This increase was due to interest and premium costs of which $59.4 million was related to premium and loss on extinguishment of the PIK Notes. Additionally, higher interest expense of $73.8 million was driven by prepayment penalties related to the redemption of the 2022 Notes and the 2023 Notes in their entirety and partial early repayment of the 2026 Notes and 2027 Notes.

Other Income and Expense

	The first quarter of
($ millions unless otherwise noted)	2020	2019	Change	%
Deferred purchase consideration	$1.0	$1.0	$—	—
Loss (gain) on sale of property, plant and equipment	1.6	(0.2)	1.8	(1,005.0)
Loss (gain) on foreign exchange	106.0	(16.6)	122.7	(737.7)
Mark-to-market gain on TEU derivative purchase contract	(88.4)	—	(88.4)	—

Other income / expenses	$20.2	$(15.8)	$36.0	(227.9)%

        In the first quarter of 2020 we experienced $20.2 million of other expenses compared to other income of $15.8 million in the first quarter of 2019. This decrease was due to a foreign exchange loss of $106.0 million non-cash foreign exchange loss arising from the revaluation of the unhedged portion of our U.S. denominated debt to Canadian dollars for reporting purposes, based on foreign exchange rate as at March 31, 2020 and the settlement of the PIK Notes, compared to a foreign exchange gain of $16.6 million in the first quarter of 2019.

        On March 5, 2020 we issued 15,500,000 6.0% TEUs at a stated value of US$50.00 per TEU. Each TEU is comprised of a Purchase Contract and an Amortizing Note due March 15, 2023, both of which are freestanding instruments and separate units of account. Each Purchase Contract is measured at fair value through profit or loss each period based on a valuation model. The fair value of the Purchase Contract is based on the trading price of the Purchase Contract to the extent an active market exists or absent an active market, a valuation model is used, which is how we valued the TEUs at March 31, 2020. This resulted in a gain of $88.4 million on the market value of the TEUs since their issuance which was partially offset by a foreign exchange loss. For a more detailed discussion of the TEUs please see Section 4 below.

Income Tax Recovery

        For the first quarter of 2020, net income tax recovery increased $58.3 million to $87.7 million, as compared to $29.1 million in the first quarter of 2019. The increase was mainly due to tax losses and attributes related to expenses incurred in connection with the IPO.

3.     Segment Results

        Our main lines of business are the transporting, managing and recycling of solid and liquid waste and infrastructure & soil remediation services. We are divided into operating segments corresponding to the following lines of business: Solid Waste, which includes hauling, landfill, transfers and material recovery facilities; Infrastructure & Soil Remediation; and Liquid Waste.

        The operating segments are presented in accordance with the same criteria used for the internal report prepared for the chief operating decision-maker ("CODM") who is responsible for allocating the resources and assessing the performance of the operating segments. The CODM assesses the performance of the segments on several factors, including revenue and Adjusted EBITDA.

Analysis of results for the first quarter of 2020 compared to the first quarter of 2019

        The following tables provide a breakdown by operating segment of our revenue, Adjusted EBITDA and Adjusted EBITDA Margin for the periods indicated.

	The first quarter of 2020
(expressed in millions of dollars)	Revenue	Adjusted EBITDA	Adj. EBITDA as % of
Solid Waste
Canada	$273.1	$66.0	24.2%
USA	434.9	135.8	31.2

Solid Waste	708.1	201.8	28.5
Infrastructure and soil remediation	130.7	21.5	16.4
Liquid waste	92.6	16.8	18.2
Corporate	—	(17.3)	—

	$931.3	$222.9	23.9%

	The first quarter of 2019
(expressed in millions of dollars)	Revenue	Adjusted EBITDA	Adj. EBITDA as % of Revenue
Solid Waste
Canada	$195.9	$49.8	25.4%
USA	341.0	105.6	31.0

Solid Waste	536.9	155.4	28.9
Infrastructure and soil remediation	110.9	21.2	19.1
Liquid waste	73.1	16.7	22.9
Corporate	—	(14.2)	—

	$720.9	$179.1	24.9%

Solid Waste — Canada Segment

        Revenue increased by $77.2 million to $273.1 million for the first quarter 2020 compared to the first quarter of 2019. The increase was predominately due to acquisitions completed since April 1, 2019 which contributed approximately $69.2 million of revenue. Core price and surcharge increases were 4.7%. Volume decreased revenue by 0.6%, which was the net result of volume increases in our residential collection and post-collection operations, offset by volume reductions in our commercial and industrial collection businesses due to a decrease in service levels attributable to COVID-19.

        Adjusted EBITDA increased by $16.2 million to $66.0 million for the first quarter of 2020 compared to the first quarter of 2019 which is primarily attributable to the previously described increase in revenues. The incremental revenue from acquisitions was primarily attributable to the recent acquisition of Canada Fibers and solid waste collection businesses which contributed Adjusted EBITDA margins less than the existing base business. Adjusted EBITDA as a percentage of revenue for this segment decreased by 120 basis points in the first quarter of 2020 compared to the first quarter of 2019.

Solid Waste — USA Segment

        Revenue increased by $93.8 million to $434.9 million for the first quarter of 2020 compared to the first quarter of 2019 largely due to acquisitions completed since April 1, 2019 which contributed $73.0 million of the revenue increase. Core price and surcharge increases were 4.9%. Volume decreased revenue by 0.3%, which was the net result of volume increases in our residential collection operations offset by volume reductions in our commercial and industrial collection businesses due to a decrease in service levels attributable to COVID-19. Strengthening of the U.S. Dollar against the Canadian dollar drove increased revenues by 1.2%.

        Adjusted EBITDA increased by $30.2 million to $135.8 million for the first quarter of 2020 compared to the first quarter of 2019 largely attributable to the increase in revenue described above. The incremental revenue from acquisitions contributed Adjusted EBITDA margins less than the existing base business. Lower selling prices of commodities together with lower rebates received from third party processors of our recyclable volumes reduced Adjusted EBITDA margins approximately 66 basis points as compared to the prior quarter. Adjusted EBITDA margin for the USA Solid Waste segment decreased 20 basis points compared to the first quarter of 2019.

Infrastructure & Soil Remediation Segment

        Revenue increased by $19.8 million to $130.7 million for the first quarter of 2020 compared to the first quarter of 2019 predominately driven by acquisitions which drove $13.2 million of the increase in revenue in this segment. While certain infrastructure related activities were temporarily suspended in response to COVID-19, the substantial majority of our active projects were deemed essential and continued to progress.

        Adjusted EBITDA increased $0.3 million to $21.5 million for the first quarter of 2020 compared to the first quarter of 2019. The prior quarter benefited from several high margin specialty projects that did not repeat in the current quarter. Also, delays in the acquisition of planned equipment purchases to support the growth of the infrastructure and soil remediation business resulted in increased equipment rental costs as compared to the prior quarter. Adjusted EBITDA margin for the infrastructure and soil remediation business decreased 270 basis points as compared to the first quarter of 2019.

Liquid Waste Segment

        Revenue increased by $19.5 million to $92.6 million for the first quarter of 2020 compared to the first quarter of 2019. Acquisitions drove $24.7 million in increased revenue. The organic decline in revenue was driven by a combination of lower emergency response activities as compared to the same quarter in the prior year, a bulk sale of inventoried used motor oil acquired through an acquisition in late 2018 that did not recur in 2020, lower net selling prices for used motor oil attributable to declines in the indices on which our selling prices are based and, towards the end of the quarter, a reduction in volumes in our core commercial and industrial collection and processing businesses resulting from the temporary suspension of certain customers operations in response to COVID-19.

        Adjusted EBITDA increased $0.1 million to $16.8 million for the first quarter of 2020 compared to the first quarter of 2019 Adjusted EBITDA margin for the liquid waste business decreased 470 basis points as compared to the first quarter of 2019. The non-recurring high margin bulk sale of used motor oil and emergency response activities of the prior quarter contributed to the decrease in Adjusted EBITDA.

Corporate

        For the first quarter of 2020 compared to the first quarter of 2019, corporate costs increased by $3.1 million to $17.3 million. The increase was attributable to additional headcount and overhead costs to support the growth in the business. As a percentage of total revenue, corporate costs decreased from 1.96% to 1.86% in the first quarter in 2020 compared to the first quarter of 2019.

4.     Tangible Equity Units

        On March 5, 2020, we completed our offering of 15,500,000 6% TEUs for total gross proceeds of $1,040.7 million (US$775.0 million). Each TEU, which has a stated amount of US$50.00, is comprised of a prepaid stock purchase contact (a "Purchase Contract") and a senior amortizing note (an "Amortizing Note") due March 15, 2023, both of which are freestanding instruments and separate units of account. The Amortizing Notes are classified as a financial liability held at cost. The Purchase Contract is accounted for as prepaid forward contracts to deliver a variable number of equity instruments equal to a fixed amount, subject to a cap and floor.

        The value allocated to the Amortizing Note is reflected in debt in the Interim Financial Statements with payments expected in the next twelve months reflected in current portion of long-term debt.

        The value allocated to the Purchase Contract is reflected in other derivative financial liabilities and is subsequently measured at fair value through profit or loss. The fair value of the Purchase Contract of the TEU is based on the trading price of the Purchase Contract to the extent an active market exists. It will otherwise be determined using a valuation model.

        Each Amortizing Note has an initial principal amount of US$8.5143 and bears interest at 4.0% per year. On each of March 15, June 15, September 15, and December 15, the Company will pay equal quarterly cash instalments of is US$0.7500 per Amortizing Note (except for the June 15, 2020 installment payment, which will be US$0.8333 per Amortizing Note), which cash payment in the aggregate will be the equivalent of 6.0% per year with respect to each US$50.00 stated amount of the TEUs. Each instalment constitutes a payment of interest and a partial payment of principal.

        Unless settled earlier, on March 15, 2023 each Purchase Contract will automatically settle for subordinate voting shares. Upon settlement of a Purchase Contract, the Company will deliver not more than 2.6316 subordinate voting shares and not less than 2.1930 subordinate voting shares, subject to adjustment, based on the Applicable Market Value (as defined below) of the Company's subordinate voting shares as described below:

  •
  If the Applicable Market Value is greater than the threshold appreciation price, which is US$22.80, holders will receive 2.1930 subordinate voting share per Purchase Contract;

  •
  If the Applicable Market Value is less than or equal to the threshold appreciation price but greater than or equal to the reference price, which is US$19.00, the holder will receive a number of subordinate voting shares per Purchase Contract equal to US$50.00, divided by the Applicable Market Value; and

  •
  If the Applicable Market Value is less than the reference price, the holder will receive 2.6316 subordinate voting shares per Purchase Contract.

  •
  The Applicable Market Value is defined as the arithmetic average of the volume weighted average price per share of the Company's subordinate voting shares over the twenty consecutive trading day period immediately preceding March 15, 2023.

5.     Liquidity and Capital Resources

        We intend to meet our currently anticipated capital requirements through cash flow from operations and borrowing capacity under our Revolving Credit Facility. We expect that these sources will be sufficient to meet our current operating capital needs, pay our dividend and fund certain tuck in acquisitions consistent with our strategy. As a result of our IPO during the first quarter of 2020, we have significantly de-levered our balance sheet and have no material debt maturities over the next five years.

        Our ability to fund operating expenses, capital expenditures and future debt service requirements will depend on, among other things, our future operating performance, which will be affected by general economic, financial and other factors, including factors beyond our control.

        As of March 31, 2020, we had $91.4 million in cash and nil outstanding under our Revolving Credit Facility. We had the following outstanding as at March 31, 2020:

  •
  $2,918.6 million under the Term Facility;

  •
  $709.4 million of 5.125% USD senior secured notes, principal maturing on December 15, 2026 ("Secured Notes");

  •
  $510.7 million of our 2027 Notes;

  •
  $574.6 million of our 2026 Notes;

  •
  $9.5 million equipment loans; and

  •
  $2.6 million promissory notes.

        As of March 31, 2020, the 2022 Notes and the 2023 Notes were fully redeemed and the PIK Notes were extinguished. The 2026 Notes, the 2027 Notes and the Secured Notes are collectively referred to as the Notes.

        On April 22, 2020, subsequent to the end of the period, we issued US$500 million of senior unsecured notes due 2025 bearing interest at 4.25% payable semi-annually in arrears on and, commencing, December 1, 2020.

Cash Flows

Cash Flows for the first quarter of 2020 compared to the first quarter of 2019

	The first quarter of
(expressed in millions of dollars)	2020	2019	Change	%
Cash flows used in operating activities	$(91.3)	$(19.4)	$(71.9)	371.4%
Cash flows used in investing activities	(1,225.7)	(212.6)	(1,013.2)	476.6
Cash flows from financing activities	759.6	215.8	543.8	252.0

(Decrease) increase in cash	(557.4)	(16.1)
Changes due to foreign exchange	74.0	8.7
Cash, beginning of year	574.8	7.4

Cash, end of period	$91.4	—

Operating Activities

        For the first quarter of 2020, cash used in operating activities before considering changes in non-cash working capital was $37.3 million inclusive of $145.3 million of IPO related payments (comprised of $73.8 million of prepayment penalties, $41.3 million of IPO transaction costs and $30.2 million in accelerated interest payments). Excluding these IPO related payments and changes in non-cash working capital, operating activities were a source of $108.0 million of cash during the first quarter of 2020, a $27.6 million or 34.4% increase compared to the first quarter of 2019.

        Changes in non-cash working capital items resulted in a use of cash of $54.0 million for the first quarter of 2020 as compared to a $99.8 million use of cash in the first quarter of 2019. This use was primarily the result of a $48.7 million increase in accounts receivable in the normal course of business, partially offset by a $25.8 million decrease in acquisition related receivables. The remaining change was a result of a $11.5 million decrease in accounts payable and accrued liabilities and a $19.6 million increase in prepaid expenses and other assets due to the growth in the business.

Investing Activities

        For the first quarter 2020, cash used in investing activities was $1,225.7 million, compared to $212.6 million in the first quarter 2019, an increase of $1,013.2 million, or 477%. In the first quarter 2020, we spent $1,125.9 million on acquisitions, as compared to $113.9 million spent on acquisitions for the first quarter of 2019.

Financing Activities

        For the first quarter of 2020, cash from financing activities was $759.6 million compared to $215.8 million in the first quarter of 2019, an increase of $543.8 million. The increase is primarily related to the issuance of share capital and TEUs of $3,257.5 million and $1,006.9 million, respectively, offset by repayment of debt of $4,317.1 million. In addition, there was also an issuance of long-term debt of $815.7 million.

Available sources of liquidity

Revolving Credit Facility

General

        We entered into the Fifth Amended and Restated Credit Agreement, dated as of February 26, 2019, with a syndicate of lenders (the "Revolving Credit Agreement"), which provided additional commitments under our revolving credit and swing line facility to include total commitments under (i) a US$40.0 million revolving facility (available in US dollars), (ii) a $628.0 million revolving facility (available in Canadian and US dollars) and (iii) an $80.0 million letter of credit facility.

Interest Rates, Fees, and Payments

        Under the terms of the facilities under the Revolving Credit Agreement (the "Revolving Credit Facility"), interest rates and margins charged on advances and standby fees for letters of credit are as follows: margins on Bankers' Acceptances, Bankers' Acceptance Equivalent Advance, LIBOR rate advances and standby fees on letters of credit are charged at 2.75% and margins on Canadian Rate and US Base Rate loans are charged at 1.75%. In the event that the London interbank offered rate is no longer available or used for determining the interest rate of loans, then the administrative agent under the Revolving Credit Facility and the Company will negotiate to replace the rate of interest applying to LIBOR rate advances with loans using an alternate benchmark rate, giving due consideration to the then prevailing market convention for determining a rate of interest for syndicated loans in the United States at such time. The commitment fee for undrawn availability under the Revolving Credit Facility is 0.50%.

Covenants

        Our Revolving Credit Facility contains a financial maintenance covenant. The covenant (which applies only when the Revolving Credit Facility is drawn at or above 35% of the Revolving Credit Facility limit) is a ratio of Total Net Funded Debt to Adjusted EBITDA (each, as defined in the Revolving Credit Agreement) equal to or less than 8.00:1.00.

Term Facility

General

        We are party to the Term Facility Credit Agreement, dated as of September 30, 2016 (as amended as of May 31, 2018 and November 14, 2018, the "Term Facility Credit Agreement"), among us, each of our subsidiaries party thereto, Barclays Bank PLC, as administrative agent, the lenders party thereto and each other party thereto. In connection with the acquisition of Waste Industries, on November 14, 2018, we entered into an amendment of the Term Facility Credit Agreement (the "Incremental Term Facility Amendment") to provide for US$1,710.0 million of incremental Term Facilities (the "Incremental Term Facility"). Prior to our entrance into the Incremental Term Facility Amendment, the Term Facility Credit Agreement provided for a US dollar denominated Term Facility tranche of US$805.0 million, a US dollar denominated delayed draw Term Facility tranche of US$100.0 million (which was available to us until October 31, 2018 to fund acquisitions meeting certain criteria) — (collectively, the "Term Facility") and an accordion option, pursuant to which we may incur an incremental tranche of indebtedness in an amount not to exceed (x) the greater of $400.0 million or 100% of consolidated EBITDA for the immediately preceding four consecutive fiscal quarters, plus (y) additional amounts based on the maintenance of certain leverage ratios, plus (z) the aggregate principal amount of all voluntary prepayments of any loans, except to the extent financed with the proceeds of long-term indebtedness (other than revolving indebtedness).

        As at March 31, 2020, we had $2,918.6 million principal amount outstanding under the Term Facility. Our Term Facility matures on May 31, 2025.

Interest Rates, Payments and Prepayments

        Our Term Facility bears interest rates based on our election, which can be either the Eurocurrency Rate (as defined in the Term Facility Credit Agreement) plus 2.75% or the Base Rate (as defined in the Term Facility Credit Agreement) plus 1.75%.

        Our Term Facility amortizes in equal quarterly installments in an amount equal to 1.00% per annum of the original principal amount thereof, with the remaining balance due at final maturity.

        We must prepay our Term Facility with 100% of the net cash proceeds of certain asset sales (such percentage to be subject to reduction to 50% and 0%, respectively, based on the achievement of a Total Net Leverage Ratio (as defined in the Term Facility Credit Agreement) of less than or equal to 5.50 to 1.00 and 4.75 to 1.00, respectively), the incurrence or issuance of specified indebtedness and 50% of excess cash flow (such percentage to be subject to reduction to 25% and 0%, respectively, based on the achievement of Total Net First Lien Leverage Ratio (as defined in the Term Facility Credit Agreement) of less than or equal to 3.00 to 1.00 and

2.50 to 1.00, respectively), in each case, subject to certain exceptions and, in the case of the net cash proceeds of certain asset sales, reinvestment rights.

Notes

        On March 5, 2020, we used a portion of the net proceeds of the IPO to fund the redemption of the following:

  •
  the entire US$350.0 million outstanding aggregate principal amount of the notes with 5.625% USD senior unsecured notes, semi-annual, interest only commencing May 12, 2017, principal maturing on May 1, 2022 ("2022 Notes");

  •
  the entire US$400.0 million outstanding aggregate principal amount of the notes with 5.375% USD senior unsecured notes, semi-annual interest only commencing September 1, 2018, principal maturing on March 1, 2023 ("2023 Notes");

  •
  US$270.0 million of the outstanding aggregate principal amount of the 2026 Notes ("2026 Notes");

  •
  US$240.0 million of the outstanding aggregate principal amount of the 2027 Notes ("2027 Notes"); and

  •
  related fees, premiums and accrued and unpaid interest on the 2022 Notes, the 2023 Notes, the 2026 Notes and the 2027 Notes.

        As of March 31, 2020, we had outstanding: (i) $574.6 million in aggregate principal amount of the 2026 Notes, (ii) $510.7 million in aggregate principal amount of 2027 Notes and (iii) $709.4 million in aggregate principal amount of the Secured Notes.

        The 2026 Notes and 2027 Notes are guaranteed by our material subsidiaries that, together with other entities, guarantee the Term Facility. The Secured Notes are guaranteed by each of our subsidiaries that guarantee the Term Facility and the Revolving Credit Facility.

Covenants

        As at March 31, 2020 we were in compliance with all debt covenants under the indentures governing the Notes.

Paid In Kind ("PIK") Notes

        On March 5, 2020, in connection with the pre-closing capital changes implemented as part of the IPO, certain existing shareholders of Holdings subscribed for additional non-voting shares at a fair market value price per share of US$19.00, the proceeds of which, together with a loan in an aggregate principal amount of $29.0 million from Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, were used to redeem in full the PIK Notes in an aggregate amount of $1,049.9 million plus redemption premiums and penalties. A loss on extinguishment of $59.4 million was recognized in interest expense and other finance costs.

        Included in this interest expense is a 3% premium of $31.0 million for the early repayment of the PIK Notes as well as a loss on extinguishment of $28.4 million.

Equipment Loans and Promissory Notes

        We have various equipment loan agreements which are secured by the specific assets under such loan. The interest rates for these obligations range from 3.02% to 4.37% per annum, while the respective maturity dates of such obligations extend into 2024.

Hedging Arrangements

        We have entered into cross-currency swap contracts to fully hedge our exposure of the servicing of the 2026 Notes, the 2027 Notes and the Secured Notes all of which are denominated in US dollars. Our US dollar denominated Term Facility is hedged in the amount of $441.0 million.

Contractual Commitments

        Our contractual obligations consist of principal repayments on long-term debt, interest on long-term debt, equipment loans, lease obligations and TEU amortizing note. Our contractual obligations and commitments as of March 31, 2020 are shown in the following table.

(expressed in millions of dollars)	Total	Less than 1 year	1-3 year	4-5 year	Thereafter
Long-term debt	$4,715.8	$2.5	$—	$—	$4,713.3
Interest on long-term debt	1,390.0	182.6	467.8	467.8	271.8
Equipment loans	9.5	1.4	3.6	4.5	—
Lease obligations	252.2	31.2	67.7	57.9	95.5
TEU senior amortizing note	199.7	51.3	131.9	16.5	—

	$6,567.2	$269.0	$670.9	$546.7	$5,080.6

Other Commitments

        We had letters of credit totaling approximately $108.9 million outstanding as of March 31, 2020 ($104.3 million as of December 31, 2019). These letters of credit primarily relate to performance-based requirements under our municipal contracts and financial assurances issued to government agencies for our operating permits.

6.     Summary of Quarterly Results

        The following table summarizes the results of our operations for the last eight most recently completed quarters.

	2020	2019				2018
($ millions unless otherwise noted)	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
Financial Summary
Revenue	$931.3	$896.5	$898.0	$831.4	$720.9	$618.0	$450.6	$156.2
Adjusted EBITDA	222.9	208.9	225.7	211.9	179.1	134.6	108.1	39.2
Net loss	(277.9)	(182.0)	(108.2)	(68.0)	(93.4)	(178.5)	(52.4)	(87.8)
Net loss per share, basic & diluted	(0.77)	(1.01)	(0.61)	(0.38)	(0.64)	(1.20)	(0.45)	(0.76)

        Over the last eight quarters our results were primarily impacted by acquisitions and associated financing activities. Additionally our results are influenced by seasonality which is more pronounced in Canada. The third quarter of the year historically has the highest level of activity due to the favourable summer weather. For each prior quarter net loss per share, basic and diluted has been recalculated to reflect the number of shares after the exchange associated with the amalgamation.

7.     Key Risk Factors

        GFL is exposed to a number of risk factors through the pursuit of strategic objectives and the nature of our operations which are outlined in the "Risk Factors" section of the Company's IPO Prospectus. These risk factors have not materially changed since the date of the IPO Prospectus except as noted below.

Key Business Risks

        Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, could adversely impact our business.

        Public health outbreaks, epidemics or pandemics, such as the COVID-19 pandemic, could adversely impact our business, financial condition, liquidity, results of operations, and cash flows. The spread of COVID-19 has created a global health crisis that has resulted in widespread disruption to economic activity, both in the U.S. and Canada. The U.S. and Canadian governments as well as numerous state, provincial, local and foreign governments have implemented certain measures to attempt to slow and limit the spread of COVID-19, including increased border and port controls and closures, shelter-in-place and physical distancing orders. There is considerable uncertainty regarding such measures and potential future measures, all of which could limit our ability to meet customer demand, as well as reduce customer demand.

        Due to the rapidly evolving and highly uncertain nature of the COVID-19 pandemic, we are unable to estimate the extent of its impact on our business at this time. Factors that will influence the impact include the economic consequences and duration of the outbreak, new information that emerges concerning the severity and duration of the COVID-19 pandemic and actions taken to contain the outbreak or treat its impact, among others. An extended period of economic disruption associated with the COVID-19 pandemic could materially and adversely affect our business, results of operations, access to sources of liquidity and financial condition. While disruption to operations may occur in the coming months, currently there is no indication of additional credit risk associated with our customers, nor is there an indication of a change in liquidity risk.

Financial Instruments and Financial Risk

        GFL's financial instruments consist of cash and cash equivalent, trade accounts receivable, trade accounts payable, long-term debt, and TEUs. The carrying value of GFL's financial assets are equal to their fair values.

        The carrying value of our financial liabilities approximate their fair values with the exception of our Notes and debt component of TEUs. The fair value hierarchy for our financial assets and liabilities not measured at fair value are as follows:

	Fair Value as at March 31, 2020			Fair Value as at December 31, 2019
($ millions)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Quoted prices in active market (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Notes		$1,775.3			$3,092.3
TEU Amortizing Note		$183.1			—

Total debt		$1,958.4			$3,092.3

        For more information on GFL's financial instruments and related financial risk factors, see the Interim Financial Statements, the Annual Financial Statements, and the Annual MD&A.

8.     Other

Related Party Transactions

        On May 31, 2018, as part of the investment in GFL by a group of investors including affiliates of BC Partners Advisors L.P., Ontario Teachers' Pension Plan Board, and Patrick Dovigi (the "Recapitalization"), we issued a non-interest bearing unsecured promissory note payable to Josaud Holdings Inc., an entity controlled by our Chief Executive Officer and Founder, Patrick Dovigi, in an aggregate principal amount of $35.0 million, which is scheduled to mature on January 1, 2023. The note is being repaid in equal semi-annual installments of $3.5 million. As at March 31, 2020, $21.0 million principal amount was outstanding on the note.

        During the first quarter of 2020, we issued a total of 360,321,456 of non-voting shares of Holdings to certain existing shareholders. The non-voting shares were exchanged for subordinate voting shares and multiple voting shares as part of the IPO.

        In connection with the IPO, we issued an unsecured promissory note payable to Sejosa Holdings Inc., an entity controlled by Patrick Dovigi, in an aggregate principal amount of $29.0 million and bearing market interest. The note is payable in equal semi-annual installments of $2.9 million. The loan is scheduled to mature on March 5, 2025. As of March 31, 2020, $29.0 million principal amount was outstanding on the note.

Off-Balance Sheet Arrangements

Performance Bonds

        We post performance bonds in favour of applicable governmental authorities as a condition of issuing some of our environmental compliance approvals for our permitted facilities. In addition, some municipal solid waste contracts and infrastructure & soil remediation projects may require us to post performance or surety bonds to secure our contractual performance. As of March 31, 2020, we had issued surety bonds totaling $901.1 million ($778.6 million as of December 31, 2019), of which approximately $127.9 million ($112.6 million as of December 31, 2019) is secured by a charge on the assets of certain subsidiaries.

        These performance and surety bonds are issued in the ordinary course of business and are not considered company indebtedness. Because we currently have no liability for these financial assurance instruments, they are not reflected in our consolidated balance sheet.

Share Information Prior to the Initial Public Offering

        Prior to the completion of the IPO, we had an unlimited number of Voting Common shares, Class A Non-Voting Common shares, Class B Non-Voting Common shares, Class C Non-Voting Common shares, Class D Non-Voting Common shares, Class E Non-Voting Common shares, Class F Non-Voting Common shares, Class H Non-Voting Common shares, Class I Non-Voting Common shares, Class J Non-Voting Common shares and Class K Non-Voting Common shares. The Voting Common shares carried one vote per share.

        Immediately prior to the completion of the IPO, we had 100 Voting Common shares, 2,645,194,628 Class A Non-Voting Common shares, 1,034,959,042 Class B Non-Voting Common shares, 144,330,329 Class C Non-Voting Common shares, 7,000,000 Class D Non-Voting Common shares, 159,468,329 Class F Non-Voting Common shares, 621,597,135 Class H Non-Voting Common shares, 159,016,639 Class I Non-Voting Common shares, 339,608,745 Class J Non-Voting Common shares and 11,399,544 Class K Non-Voting Common shares issued and outstanding. In addition, there were 159,468,329 options issued and outstanding under the Company's legacy stock option plan.

Current Share Information

        GFL's current authorized share capital consists of (i) an unlimited number of subordinate voting shares, (ii) an unlimited number of multiple voting shares, and (iii) an unlimited number of preferred shares.

        As of March 31, 2020, we have 314,348,884 subordinate voting shares, 12,062,964 multiple voting shares and no preferred shares issued and outstanding. All of the issued and outstanding multiple voting shares are, directly or indirectly, held or controlled by entities controlled by Patrick Dovigi.

Additional Information

        Additional information relating to the Company, including the Company's most recent annual and quarterly reports filed with the IPO Prospectus is available on SEDAR at www.sedar.com and on Edgar at www.sec.gov/edgar. The Company's subordinate voting shares are listed for trading on the NYSE and on the TSX under the symbol "GFL". The TEUs are listed for trading on the NYSE under the symbol "GFLU".

9.     Accounting Policies, Critical Accounting Estimates and Judgements

        We prepare our consolidated financial statements in accordance with IFRS. Our significant accounting policies and significant accounting estimates, assumptions and judgements are contained in the Annual Financial Statements. Refer to the Annual Financial Statements and the Interim Financial Statements for a summary of significant accounting policies or reference to notes where such policies are contained.

Significant accounting estimates, assumptions and judgements

        In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Interim Financial Statements and the reported amounts of revenue and expenses during the reporting period. Key components of the Interim Financial Statements requiring management to make estimates include the allowance for doubtful accounts in respect of receivables, the valuation of inventories, the useful lives of long-lived assets, the potential impairment of goodwill and indefinite life intangible assets, the valuation of property, plant and equipment, the fair value of the net assets acquired in business combinations, stock-based compensation, asset retirement obligations and liabilities under legal contingencies.

        Management continually evaluates the estimates and assumptions it uses. These estimates and assumptions are based on management's historical experience, best knowledge of current events including Coronavirus ("COVID 19") and conditions and activities that we may undertake in the future. Actual results could differ from these estimates. While disruption to operations may occur in the coming months, currently there is no indication of business impact that would warrant GFL modifying its estimates, assumptions or judgement at this time. GFL continues to monitor the ongoing situation resulting from COVID-19. See Risk Factors.

Landfill Asset

        The original costs of landfill assets, together with incurred and projected landfill construction and development costs are amortized on a per unit basis as landfill airspace is consumed. We amortize landfill assets over their total available disposal capacity representing the sum of estimated permitted airspace capacity, plus future permitted airspace capacity which represents an estimate of airspace capacity that management believes is probable of being permitted based on certain criteria. We have been successful in receiving approvals for expansions pursued; however, there can be no assurance that the Company will be successful in obtaining approvals for landfill expansions in the future.

        The following table summarizes landfill amortization expense on a per tonne basis for the periods indicated:

	Three months ended Mar 31, 2020	Twelve months ended Dec 31, 2019
Amortization of landfill airspace ($ millions)	$20.0	$126.9
Tonnes received (millions of tonnes)	1.4	6.1
Average landfill amortization per tonne ($)	$14.0	$20.8

        The amortization of landfill airspace for the twelve months ending December 31, 2019 has a $35.0 million one-time adjustment which if excluded, would result in an average landfill amortization per tonne of $15.1. Unique per-tonne amortization rates are calculated for each of our landfills and the rates can vary significantly due to regional differences in construction costs and regulatory requirements for landfill development, capping, closure and post closure activities.

Landfill Development Costs

        Landfill development costs include costs of acquisition, construction associated with excavation, liners, site berms, groundwater monitoring wells, gas recovery systems and leachate collection systems. We estimate the total costs associated with developing each landfill site to its final capacity. Total landfill costs include the development costs associated with expansion airspace as described below. Landfill development costs depend on future events and thus actual costs could vary significantly from our estimates. Material differences between estimated and actual development costs may affect our cash flows by increasing our capital expenditures and thus affect our results of operations by increasing our landfill amortization expense.

Landfill Closure and Post-Closure Obligations

        We recognize the estimated liability for final capping, closure and post-closure maintenance obligations that results from acquisition, construction, development or normal operations as airspace is consumed. Costs associated with capping, closing and monitoring a landfill or portions thereof after it ceases to accept waste, are initially measured at the discounted future value of the estimated cash flows over the landfill's operating life, representing the period over which the site receives waste. This value is capitalized as part of the cost of the related asset and amortized over the asset's useful life.

        Estimates are reviewed at least once annually and consider, amongst other things, regulations that govern each site. We estimate the fair value of landfill closure and post-closure costs using present value techniques that consider and incorporate assumptions and considerations marketplace participants would use in the determination of those estimates, including inflation, markups, inherent uncertainties due to the timing of work performed, information obtained from third parties, quoted and actual prices paid for similar work and engineering estimates. Inflation assumptions are based on evaluation of current and future economic conditions and the expected timing of these expenditures. Fair value estimates are discounted applying the risk-free rate, which is a rate that is essentially free of default risk. In determining the risk-free rate, consideration is given to both current and future economic conditions and the expected timing of expenditures.

        Significant reductions in our estimates of remaining lives of our landfills or significant increases in our estimates of landfill final capping, closure and post-closure maintenance costs could have a material adverse effect on our financial condition and results of operations. Additionally, changes in regulatory or legislative requirements could increase our costs related to our landfills, resulting in a material adverse effect on our financial condition and results of operations.

Landfill Capacity

        Our internal and third-party engineers perform surveys at least annually to estimate the remaining disposal capacity at our landfills. Our landfill depletion rates are based on the total available disposal capacity, considering both permitted and probable future permitted airspace. Future permitted airspace capacity, represents an estimate of airspace capacity that is probable of being permitted based on the following criteria:

  •
  Personnel are actively working to obtain the permit or permit modifications necessary for expansion of an existing landfill, and progress is being made on the project;

  •
  It is probable that the required approvals will be received within the normal application and processing periods for approvals in the jurisdiction in which the landfill is located;

  •
  We have a legal right to use or obtain land associated with the expansion plan;

  •
  There are no significant known political, technical, legal or business restrictions or issues that could impair the success of the expansion effort;

  •
  Management is committed to pursuing the expansion; and

  •
  Additional airspace capacity and related costs have been estimated based on the conceptual design of the proposed expansion.

        As at March 31, 2020 we had 112.1 million tonnes (Dec 31, 2019: 113.5 million tonnes) of remaining permitted capacity at the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity over the next 9.8 years. As at March 31, 2020, two of our, landfills satisfied the criteria for inclusion of probable expansion capacity, resulting in additional expansion capacity of 2.9 million tonnes, and together with remaining permitted capacity, our total remaining capacity is 115.0 million tonnes (Dec 31, 2019: 116.4 tonnes). Based on total capacity as at March 31, 2020 and projected annual disposal volumes, the weighted average remaining life of the landfills we own and at the landfill in Quebec where we have designated access to a fixed level of capacity is approximately 18.7 years (Dec 31, 2019: 19.0 years). We have other expansion opportunities that could extend the weighted average remaining life of our landfills.

        We may be unsuccessful in obtaining permits for future airspace capacity at our landfills. In such cases, we will charge the previously capitalized development costs to expense. This will adversely affect our operating results and cash flows and could result in greater landfill amortization expense being recognized on a prospective basis.

        We periodically evaluate our landfill sites for potential impairment indicators. Our judgements regarding the existence of impairment indicators are based on regulatory factors, market conditions and operational performance of our landfills. Future events could cause us to conclude that impairment indicators exist and that our landfill carrying costs are impaired. Any resulting impairment loss could have a material adverse effect on our financial condition and results of operations.

10.   Non-IFRS Financial Measures and Key Performance Indicators

Non-IFRS Measures

        This MD&A makes reference to certain non-IFRS measures, including "EBITDA", "Adjusted EBITDA" and "Adjusted EBITDA Margin". These measures are not recognized measures under IFRS and do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. Rather, these non-IFRS measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA

        EBITDA represents, for the applicable period, net loss plus (a) interest and other finance costs, plus (b) depreciation and amortization of property, plant and equipment, landfill assets and intangible assets, less (c) the provision for income taxes, in each case to the extent deducted or added to/from net income. We present EBITDA to assist readers in understanding the mathematical development of Adjusted EBITDA. Management does not use EBITDA as a financial performance metric.

Adjusted EBITDA

        Adjusted EBITDA is a supplemental measure used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses prior to execution of any strategic investing or financing opportunity. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is utilized by financial institutions to measure borrowing capacity. Adjusted EBITDA is calculated by adding and deducting, as applicable, certain expenses, costs, charges or benefits incurred in such period which in management's view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including: (a) gain (loss) on foreign exchange and sale of property, plant and equipment, (b) share-based payments, (d) acquisition, integration and other costs (included in selling, general and administrative expenses related to acquisition activity), (e) acquisition, rebranding and other integration costs (included in cost of sales related to acquisition activity), (f) mark-to-market loss on fuel hedge, (g) deferred purchase consideration, (h) costs associated with the IPO, and (i) costs associated with the extinguishment of the PIK Notes, the 2022 Notes and the 2023 Notes. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA Margin

        Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA Margin to facilitate a comparison of the operating performance of each of our operating segments on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA to Net Loss Reconciliation

        The following table provides a reconciliation of our net loss to EBITDA and Adjusted EBITDA for the periods presented:

	The first quarter of
(expressed in millions of dollars)	2020	2019
Net Loss	$(277.9)	$(93.4)
Add:
Interest and other finance costs	269.4	123.9
Depreciation and amortization	122.7	94.1
Amortization of intangible assets	99.1	80.7
Income tax recovery	(87.7)	(29.4)

EBITDA	125.5	176.0

Add:
Loss (gain) on sale of property, plant and equipment	1.6	(0.2)
Loss (gain) on foreign exchange(1)	106.0	(16.6)
Share-based payments(2)	15.7	3.6
Mark to market — fuel hedge	1.2	—
Transaction costs(3)	11.2	8.3
IPO transaction costs(4)	41.3	—
Acquisition, rebranding and other integration costs(5)	7.7	7.0
Mark-to-market gain on TEU derivative purchase contract(6)	(88.4)	—
Deferred purchase considerations	1.0	1.0

Adjusted EBITDA	$222.9	$179.1

(1)
Consists of (i) non-cash gains and losses on foreign exchange and interest rate swaps entered into in connection with our debt instruments, (ii) and gains and losses attributable to foreign exchange rate fluctuations.

(2)
This is a non-cash item and consists of the amortization of the estimated fair market value of share-based options granted to certain members of management under share-based option plans.

(3)
Consists of acquisition, integration and other costs such as legal, consulting and other fees and expenses incurred in respect of acquisitions and financing activities completed during the applicable period. We expect to incur similar costs in connection with other acquisitions in the future and, under IFRS, such costs relating to acquisitions are expensed as incurred and not capitalized. This is part of SG&A.

(4)
Consists of costs associated with the IPO, such as legal, audit, regulatory and other fees and expenses incurred in connection with the IPO, as well as underwriting fees related to the TEUs that were expensed as incurred.

(5)
Consists of costs related to the rebranding of equipment acquired through business acquisitions. We may incur similar expenditures in the future in connection with other acquisitions. This is part of cost of goods sold.

(6)
This is a non-cash item that consists of the fair value "mark to market" adjustment on the TEU Purchase Contract.

11.   Forward-Looking Information

        This MD&A, including, in particular, the sections above entitled "Factors Affecting Our Results of Operations", "Liquidity and Capital Resources" and "Risk Factors", contains forward-looking information and forward-looking statements which reflect the current view of management with respect to the our objectives, plans, goals, strategies, outlook, results of operations, financial and operating performance, prospects and opportunities. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "does not anticipate", "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved". In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances.

        These forward-looking statements and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. Factors that could cause actual results to differ from those projected include, but are not limited to, those listed below and elsewhere in this report. There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

        Our business and operations are subject to a variety of risks and uncertainties and, consequently, actual results may differ materially from those projected by any forward-looking statements. Factors that could cause actual results to differ from those projected include, but are not limited to, the following risk factors which are described in greater detail under the heading entitled "Risk Factors" in the IPO Prospectus and elsewhere in this MD&A: our ability to build our market share; our ability to retain key personnel; our ability to maintain and expand geographic scope; our ability to maintain good relationships with our customers; our ability to execute on our expansion plans; our ability to execute on additional acquisition opportunities; adverse effects of acquisitions on our operations; potential liabilities from past and future acquisitions; dependence on the integration and success of acquired businesses; our ability to continue investing in infrastructure to support our growth; our ability to obtain and maintain existing financing on acceptable terms; our ability to implement price increases or offset increasing costs; currency exchange and interest rates; the impact of competition; the changes and trends in our industry or the global economy; the changes in laws, rules, regulations, and global standards; changing governmental regulation, and risks associated with failure to comply; liabilities in connection with environmental matters; loss of municipal and other contracts; potential inability to renew or obtain new landfill or organic waste facility permits and agreements, and the cost of operation and/or future construction of existing landfills or organic waste facilities; our dependence on third party landfills and transfer stations; our access to equity or debt capital markets is not assured; increases in labour, disposal, and related transportation costs; fuel supply and fuel price fluctuations; we require sufficient cash flow to reinvest in our business; our potential inability to obtain performance or surety bonds, letters of credit, other financial assurances or insurance; operational, health and safety and environmental risks; natural disasters, weather conditions and seasonality; loss of existing customers or inability to obtain new contracts; economic downturn may adversely impact our operating results and cause exposure to credit risks; increasing dependence on technology and risk of technology failure; cybersecurity incidents or issues; damage to our reputation or our brand; introduction of new tax or accounting rules, laws or regulations; increases in insurance costs; climate change regulations that could increase cost to operate; risks associated with failing to comply with U.S., Canadian or foreign anti-bribery or anti-corruption laws or regulations; landfill site closure and post-closure costs and contamination-related costs; changing competitive dynamics for excess landfill capacity; litigation or regulatory or activist action; and health epidemics, pandemics and similar outbreaks, including the COVID-19 pandemic.

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  Exhibit 99.2
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS